David G. Carpenter
Senior Vice President - Chief Financial Officer

August 12, 2013

VIA EDGAR AND FACSIMILE

Jacqueline Kaufman
Staff Attorney
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:    El Paso Electric Company
Letter Dated July 25, 2013
Form 10-K for Fiscal Year Ended December 31, 2012
Filed February 25, 2013
Definitive Proxy Statement on Schedule 14A
Filed March 26, 2013
File No. 001-14206

Dear Ms. Kaufman:
El Paso Electric Company (“we” or the “Company”) submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 25, 2013 with respect to the above referenced filings (the “Reports”).
In this letter, we have set forth the comments from the Staff in italicized, bold type and have followed each comment with the Company's response.
This letter has been read by our independent auditors, KPMG LLP, our outside corporate counsel, Davis Polk & Wardwell LLP, and the Compensation Committee's compensation consultant, F.W. Cook. Capitalized terms used in this response that are not otherwise defined shall have the respective meanings given them in the Reports.

Securities and Exchange Commission
August 12, 2013

Annual Report on Form 10-K
Item 3. Legal Proceedings

1.
Please help us understand what you mean by the qualifying statement “to the extent that the Company has been able to reach a conclusion as to its ultimate liability” in the last sentence of the first paragraph. To the extent you are unable to estimate your liability, please explain why you have not stated as much and not otherwise described any legal proceeding.

Response: The Company will delete the phrase in its Form 10‑Q for the period ended June 30, 2013 and in future filings. We also confirm that the Company has no pending litigation for which it is unable to assess materiality.
Definitive Proxy Statement on Schedule 14A
Compensation Discussion and Analysis, page 19
Primary Components of Compensation, page 21
Annual Cash Bonus Plan, page 21

2.
We note your disclosure on page 22 that the Compensation Committee determined that $0.12 per share should be added to the reported net income per basic share of $2.27 for purposes of determining earnings per share results under the Annual Cash Bonus Plan. Please clarify the extent of discretion held by the Compensation Committee to adjust the corporate financial and operational performance measures.

Response: The Compensation Committee has full authority to determine executive compensation, including the authority to determine targets for the annual bonus award. The Committee is also authorized to make discretionary awards to reward exceptional performance and to make adjustments to corporate measures to reflect special situations, primarily those that are largely out of the control of the management team and employees. In future filings, the Company will clarify that the Compensation Committee retains this type of discretionary authority, and the Company will continue to disclose specific exercises of discretionary authority by the Compensation Committee that impact bonus payments.
Specifically with respect to 2012, as described on page 22 of the Proxy Statement, at the time the Compensation Committee set the 2012 goals under the Annual Cash Bonus Plan, it did not provide for any estimated earnings impact from a pending litigated rate proceeding in Texas. This was consistent with the Company's publicly announced range of earnings

Securities and Exchange Commission
August 12, 2013

guidance which explicitly excluded any estimated impact of the rate proceeding. The Company did this so as not to prejudice its litigation posture or its flexibility to settle the case, which was only the Company's second rate case in 15 years. When the case was successfully settled, the Compensation Committee decided to add back the net impact of the settlement ($0.12 per share) to 2012 GAAP earnings per share for purposes of determining bonuses for all employees.

3.
We note your disclosure that you met your “three annual safety goals, [your] regulatory compliance goal, and [your] customer satisfaction goal in each instance at or above the target level.” Please explain whether your Compensation Committee uses quantifiable measures for determining achievement of the aforementioned goals or whether it exercises subjective judgment in its determination thereof. As applicable, please disclose the actual performance results achieved for each of the three goals.

Response: For each of its operational goals, the Compensation Committee uses quantifiable measures that do not require the subjective judgment of the Compensation Committee when determining whether the goals are met, although the Compensation Committee uses some subjective judgment in setting the threshold, target and maximum levels at the beginning of the year:

•
With respect to the three annual safety goals, the Company directs the Staff to the disclosures on page 21 of the Proxy Statement. The lost time incidence rate and the medical/first aid incidence rate are calculated by applying the number of respective incidents to total hours worked by employees. The vehicle accident frequency rate is calculated by applying the number of chargeable vehicle accidents to total miles driven. The results for 2012 were 0.30 lost time incidents per 200,000 hours worked, 1.52 medical/first aid incidents per 200,000 hours worked, and 2.67 vehicle accidents per 1,000,000 miles driven, all of which were better than the predetermined target performance levels.

•
With respect to the customer satisfaction goal, the Company directs the Staff to the disclosures on page 22 of the Proxy Statement. The calculation of quantitative customer satisfaction is based on annual customer surveys designed and performed by a third-party marketing organization. The survey results are weighted by customer type as follows: (i) 50% for residential customers; (ii) 25% for small commercial customers; and (iii) 25% for large commercial (that is, industrial) customers. The weighted-average customer satisfaction result for 2012 was 76, which was better than the predetermined maximum performance level.

•	With respect to the regulatory compliance goal, the Company directs the Staff to the disclosures on page 22 of the Proxy Statement. The regulatory

Securities and Exchange Commission
August 12, 2013

compliance measure is a dollar-amount figure determined by monetary fines or penalties assessed by regulators against the Company. In addition, for any employee (including any executive officer) to receive credit for this metric, he or she must complete all required regulatory training during the applicable year. The actual monetary fines assessed against the Company by its regulators in 2012 were $74,000, which was better than the predetermined maximum performance level.

With respect to the future disclosure of the performance results for each operational goal, the Company does not believe that the underlying data points (for example, the number of vehicle accidents per mile driven as set forth above) are material to an investor's understanding of the bonus plan. However, in future filings, the Company will present the actual performance results by stating the percentage level of achievement for each of the goals in substantially the manner set forth below for Mr. Shockley's 2012 bonus in response to comment five.
Summary Compensation Table, page 27

4.	We note that you disclose that your CEO earned a salary of $530,769 in 2012. Please explain how this number was calculated.

Response: On January 30, 2012, Mr. Shockley was appointed to serve as the Company's Interim CEO following the resignation of the then-CEO. His compensation for his interim service (including during the transition period) consisted of a cash payment of $50,000 per month which, as described on pages 23‑24 of the Proxy Statement, was the Compensation Committee's view of the estimated base compensation that would be offered to a permanent CEO, based on its review of its past compensation practices and the peer group data reviewed with its compensation consultant. Pro‑rated for his period of service starting January 30, 2012, this equated to the payment to him of $205,384. Mr. Shockley was appointed permanent CEO on May 31, 2012 and a new employment agreement was negotiated with him and approved by the Compensation Committee which provides for an annualized base salary of $600,000. Accordingly, Mr. Shockley was paid a pro‑rated portion of this annualized salary, $325,385, for the period June 1, 2012 through the last payroll cycle for the Company in December 2012. These two amounts paid to Mr. Shockley total the $530,769 disclosed in the Summary Compensation Table on page 27 of the Proxy Statement.

5.
We note that you disclose that your CEO earned non-equity incentive plan compensation under the annual cash bonus plan in 2012 of $342,388, and that his employment agreement sets an annual performance bonus opportunity at target of 70% of annualized base compensation subject to meeting performance goals under the company's annual cash bonus plan. Please

Securities and Exchange Commission
August 12, 2013

explain how this compensation amount was determined and what factors the Compensation Committee considered in its determination thereof. Please clarify whether there were other factors considered besides the corporate financial and operational performance measures you disclose on page 21.

Response: Mr. Shockley's employment agreement states that his annual bonus for 2012 was to be pro‑rated for seven months of service. Seven months' salary pro‑rated from the annualized base compensation of $600,000 is $350,000; his target bonus payout was 70% of $350,000, or $245,000; and his maximum bonus opportunity (for each metric) was 200% of target. The table below presents the calculation of Mr. Shockley's actual bonus payment.

	Metric Achievement Percentage (a)	Metric Weight (b)	Resulting Percentage Earned (c)[(a) x (b)]	Target Bonus Payment (d)	Actual Bonus [(c) x (d)]
EPS (@$2.39)	120%	70.00%	84.00%
Regulatory Compliance (Maximum)	200%	5.00%	10.00%
Customer Satisfaction (Maximum)	200%	20.00%	40.00%
Safety	115%	5.00%	5.75%
		100%	139.75%	$245,000	$342,388

As disclosed on page 21 of the Proxy Statement, this bonus amount was determined based upon one corporate financial and three operational performance measures: (i) financial performance, representing 70% of the bonus, measured by earnings per share and (ii) operational performance, measured by a combination of customer satisfaction (20% of the bonus), safety goals (5% of the bonus) and regulatory compliance (5% of the bonus). Aside from these corporate financial and operational performance measures (including the adjustment to the earnings per share result made by the Compensation Committee as discussed in the Company's response to Staff comment number two above), no other factors were considered by the Compensation Committee in the determination of the CEO's Annual

Securities and Exchange Commission
August 12, 2013

Cash Bonus Plan award. Separately, with respect to Mr. Shockley's discretionary bonus under his employment agreement, which is reported under the “Bonus” column in the “Summary Compensation Table”, the factors considered by the Compensation Committee in making the award are described on pages 24‑25 of the Proxy Statement.
* * * * *
In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions or concerns with respect to the foregoing, please contact any of Dan Kelly of Davis Polk, the Company's outside securities counsel, at (650) 752‑2001 or by facsimile at (650) 752‑3601; David Carpenter at (915) 543‑5945; or Mary Kipp, Senior Vice President, General Counsel and Chief Compliance Officer, at (915) 543‑5776.
Sincerely,

/s/ DAVID G. CARPENTER
David G. Carpenter
Senior Vice President - Chief Financial Officer

cc:	Mary Kipp
Senior Vice President, General Counsel
and Chief Compliance Officer

Daniel G. Kelly, Jr.
Davis Polk & Wardwell LLP